UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Meta Financial Group, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

59100U108
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 59100U108		Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
419,191

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
419,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 59100U108		Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
143,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
143,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
143,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 59100U108		Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,941

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,941

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 59100U108		Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
168,199

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
168,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
168,199

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 59100U108		Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OC 532 OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,641

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,641

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,641

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 59100U108		Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
419,191

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
419,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 8 of 12 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to the statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Meta Financial Group, Inc. (the “Issuer”), whose principal executive offices are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. This Amendment No. 5 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 24, 2011, as amended by Amendment No. 1, filed with the SEC on April 14, 2015, Amendment No. 2, filed with the SEC on September 9, 2015, Amendment No. 3, filed with the SEC on December 29, 2015 and Amendment No. 4, filed with the SEC on April 14, 2016 (collectively, the “Schedule 13D”).  This Amendment No. 5 is being filed to report that the Reporting Persons (as defined herein) are no longer the beneficial owners of more than 5% of the outstanding shares of Common Stock, and thus no longer subject to continued filing requirements under Section 13(d) of the Act with respect to the shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information in the Issuer’s Form 10-Q filed May 5, 2016, there were 8,504,034 shares of the Common Stock outstanding as of May 2, 2016.

(a)           As of May 26, 2016, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 419,191 shares of Common Stock, which represents approximately 4.93% of the outstanding shares of Common Stock.  This amount includes:  (i) 143,410 shares of Common Stock beneficially owned by Boathouse Row I, L.P., which represents approximately 1.69% of the outstanding shares of Common Stock; (ii) 44,941 shares of Common Stock beneficially owned by Boathouse Row II, L.P., which represents approximately 0.53% of the outstanding shares of Common Stock; (iii) 168,199 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd., which represents approximately 1.98% of the outstanding shares of Common Stock; and (iv) 62,641 shares of Common Stock beneficially owned by OC 532 Offshore Fund, Ltd., which represents approximately 0.74% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 419,191 shares of Common Stock, which includes shared power over:  (i) 143,410 shares of Common Stock with Boathouse Row I, L.P.; (ii) 44,941 shares of Common Stock with Boathouse Row II, L.P.; (iii) 168,199 shares of Common Stock with Boathouse Row Offshore Ltd.; and (iv) 62,641 shares of Common Stock with OC 532 Offshore Fund, Ltd.

(c)         Please refer to Exhibit P for transactions in the Issuer’s securities during the past sixty days, including the transaction date, number of shares of Common Stock disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           As of May 26, 2016, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

SCHEDULE 13D

Page 9 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit O:	Joint Filing Agreement

Exhibit P:	Schedule of Transactions

SCHEDULE 13D

Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 12 Pages

EXHIBIT O

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meta Financial Group, Inc., dated as of May 27, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  May 27, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

SCHEDULE 13D

Page 12 of 12 Pages
EXHIBIT P

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price		Price Range (if Price is Weighted Average)	How Transaction Effected
05/02/2016	Boathouse Row I, LP	SELL	(2,934)	$49.86	*	$49.72-49.99	Open Market
05/02/2016	Boathouse Row II, LP	SELL	(894)	$49.86	*	$49.72-49.99	Open Market
05/02/2016	Boathouse Row Offshore Ltd.	SELL	(3,379)	$49.86	*	$49.72-49.99	Open Market
05/02/2016	OC 532 Offshore Ltd.	SELL	(293)	$49.86	*	$49.72-49.99	Open Market
05/03/2016	Boathouse Row I, LP	SELL	(35)	$49.80			Open Market
05/03/2016	Boathouse Row II, LP	SELL	(10)	$49.80			Open Market
05/03/2016	Boathouse Row Offshore Ltd.	SELL	(41)	$49.80			Open Market
05/03/2016	OC 532 Offshore Ltd.	SELL	(4)	$49.80			Open Market
05/10/2016	Boathouse Row I, LP	SELL	(78)	$49.01	*	$49.00-49.01	Open Market
05/10/2016	Boathouse Row II, LP	SELL	(24)	$49.01	*	$49.00-49.01	Open Market
05/10/2016	Boathouse Row Offshore Ltd.	SELL	(90)	$49.01	*	$49.00-49.01	Open Market
05/10/2016	OC 532 Offshore Ltd.	SELL	(8)	$49.01	*	$49.00-49.01	Open Market
05/18/2016	Boathouse Row I, LP	SELL	(2,310)	$49.01	*	$49.00-49.10	Open Market
05/18/2016	Boathouse Row II, LP	SELL	(704)	$49.01	*	$49.00-49.10	Open Market
05/18/2016	Boathouse Row Offshore Ltd.	SELL	(2,662)	$49.01	*	$49.00-49.10	Open Market
05/18/2016	OC 532 Offshore Ltd.	SELL	(230)	$49.01	*	$49.00-49.10	Open Market
05/24/2016	Boathouse Row I, LP	SELL	(5,133)	$50.15	*	$49.95-50.65	Open Market
05/24/2016	Boathouse Row II, LP	SELL	(1,561)	$50.15	*	$49.95-50.65	Open Market
05/24/2016	Boathouse Row Offshore Ltd.	SELL	(5,922)	$50.15	*	$49.95-50.65	Open Market
05/24/2016	OC 532 Offshore Ltd.	SELL	(186)	$50.15	*	$49.95-50.65	Open Market
05/25/2016	Boathouse Row I, LP	SELL	(4,533)	$50.08	*	$49.95-50.50	Open Market
05/25/2016	Boathouse Row II, LP	SELL	(1,379)	$50.08	*	$49.95-50.50	Open Market
05/25/2016	Boathouse Row Offshore Ltd.	SELL	(5,232)	$50.08	*	$49.95-50.50	Open Market
05/25/2016	OC 532 Offshore Ltd.	SELL	(164)	$50.08	*	$49.95-50.50	Open Market
05/26/2016	Boathouse Row I, LP	SELL	(2,382)	$49.92	*	$49.90-49.98	Open Market
05/26/2016	Boathouse Row II, LP	SELL	(724)	$49.92	*	$49.90-49.98	Open Market
05/26/2016	Boathouse Row Offshore Ltd.	SELL	(2,749)	$49.92	*	$49.90-49.98	Open Market
05/26/2016	OC 532 Offshore Ltd.	SELL	(86)	$49.92	*	$49.90-49.98	Open Market

* This price reflects the weighted average sale price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in the Price Range column.